UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2009
or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
for the transition period from                      to
Commission File Number 0-13928
U.S. Global Investors, Inc. 401(k) Plan
(Full title of the plan and the address of the plan,
if different from that of the issuer named below)
U.S. GLOBAL INVESTORS, INC.
7900 Callaghan Road
San Antonio, Texas 78229
Telephone Number: 210-308-1234
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

U.S. Global Investors, Inc. 401(k) Plan

U.S. Global Investors, Inc. 401(k) Plan
Statements of Net Assets Available for Benefits (Unaudited)

	December 31,	December 31,
	2009	2008
Assets

Investments, at fair value:
Mutual funds	$3,197,338	$2,000,349
Stock fund	2,327,618	963,384
Profit sharing managed pool	874,304	711,869
Participant loans	69,344	64,843

Total investments	6,468,604	3,740,445

Receivables:
Employer contribution	306,579	5,101
Participant contributions	14,242	11,309
Interest and dividends	1,245	1,517

Total receivables	322,066	17,927

Total assets	6,790,670	3,758,372

Liabilities	—	—

Net assets available for benefits	$6,790,670	$3,758,372

The accompanying notes are an integral part of these financial statements.

U.S. Global Investors, Inc. 401(k) Plan
Statement of Changes in Net Assets Available for Benefits (Unaudited)

Year Ended
December 31, 2009
Additions:
Additions to net assets attributed to:
Interest and dividend income	$20,538
Net appreciation in fair value of investments	2,280,277

Contributions:
Participants	435,921
Employer	523,573

959,494

Total additions	3,260,309

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	228,011

Total deductions	228,011

Net increase in net assets available for benefits	3,032,298

Net assets available for benefits:
Beginning of year	3,758,372

End of year	$6,790,670

The accompanying notes are an integral part of these financial statements.

U.S. Global Investors, Inc. 401(k) Plan
Note to Financial Statements (Unaudited)
1. Description of Plan
U.S. Global Investors, Inc. (the “Company” or “USGI”) is a publicly held investment advisory company headquartered in San Antonio, Texas, with less than 100 employees.
USGI’s class A common stock trades on NASDAQ under the symbol “GROW.”
The following description of the U.S. Global Investors, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering all employees of the Company who have completed 500 hours of service within the six-month time period following employment date, or one year of service (minimum 1,000 hours). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
USGI is the Plan sponsor and administrator. Bank of Texas, N.A. is the trustee, holds the Plan’s investments in trust, and performs recordkeeping and certain administrative services for the Plan.
Participation
Participation in the Plan is voluntary. Eligible employees may enroll on any entry date, January 1, April 1, July 1 or October 1, after meeting the eligibility requirements.
Contributions
Participants may contribute a percentage of their compensation up to annual limitations set by law. The limitation for 2009 was $16,500 with an additional $5,500 catch-up contribution for participants age 50 or older. These contributions are withheld from a participant’s payroll and contributed to the Plan as a salary deferral. There are two types of salary deferrals: regular 401(k) deferrals and Roth 401(k) deferrals.
The Plan operates as a “safe harbor 401(k) plan.” As such, the Company will make a matching contribution equal to 100% of the salary deferrals that do not exceed 3% of a participant’s compensation plus 50% of the salary deferrals between 3% and 5% of the participant’s compensation. The Company match is calculated and funded each pay period; it is allocated at the time of remittance according to each participant’s investment selections.
The Plan has an automatic enrollment feature whereby, upon eligibility, the Company will withhold 2% of a participant’s compensation each payroll period to contribute to the Plan on a pre-tax basis. The default investment is the Fidelity Balanced Fund. A participant may elect at any time to select an alternative deferral amount or investment or not to defer.
The Company may also make a discretionary profit-sharing contribution to the Plan that would be allocated to each eligible employee based on compensation. A participant must be actively employed on the last day of the Plan year to be eligible to receive a share of the profit-sharing contribution. The profit-sharing contribution is invested in a balanced pool of investments managed by the Company. The Company made a $300,000 discretionary contribution for 2009, which was remitted to the Plan subsequent to December 31, 2009, and accordingly, is included as a receivable

U.S. Global Investors, Inc. 401(k) Plan
Notes to Financial Statements (Unaudited)
in the accompanying statements of net assets available for benefits. There was no discretionary contribution for 2008.
Any participant can make rollover contributions to the Plan.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Vesting
Participants are immediately and always 100% vested in their entire account balance, including salary deferrals, Company contributions and actual earnings thereon.
Participant-Directed Investment Options
With the exception of the Profit Sharing Managed Pool, investments of the Plan are participant directed. A participant may direct contributions to and may transfer existing account balances between any of the following investment options.
U.S. Government Securities Savings Fund*
Vanguard Intermediate-Term Treasury Fund
Fidelity Balanced Fund
All American Equity Fund*
Holmes Growth Fund*
Global MegaTrends Fund*
Global Resources Fund*
World Precious Minerals Fund*
Gold and Precious Metals Fund*
Eastern European Fund*
Global Emerging Markets Fund*
China Region Fund*
U.S. Global Investors, Inc. Stock Fund (the “Stock Fund”)

*	Fund is in the U.S. Global Investors Funds series.
With the exception of the Stock Fund, all investment options are open-end mutual funds. These funds are managed by the Company with the exception of the Vanguard Intermediate-Term Treasury Fund and the Fidelity Balanced Fund.
The Stock Fund is primarily invested in class A common stock of U.S. Global Investors, Inc. The Stock Fund also invests in a money market mutual fund for liquidity purposes.
Participants may change their investment options and transfer amounts between investment options daily (so long as current employees comply with the Company’s Code of Ethics in making any such changes or transfers).
Payment of Benefits
On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or a rollover to another qualified plan or IRA. If the account value is

U.S. Global Investors, Inc. 401(k) Plan
Notes to Financial Statements (Unaudited)
between $1,000 and $5,000, the Plan administrator will roll the balance over to an IRA, unless the participant instructs to receive a lump-sum amount or rollover to another qualified account. If the account value exceeds $5,000, the participant must consent to the distribution before it can be made.
Distributions prior to termination of service are allowed under certain circumstances.
Participant Loans
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as transfers between the investment fund and the participant loan fund. The loan is secured by the balance in the participant’s account and bears interest at prime plus 1%. As of December 31, 2009, interest rates on outstanding participant loans ranged from 4.25% to 9.25% and maturity dates ranged from May 2010 to January 2015. Loan repayments of principal and interest are made through payroll deductions.
Plan Expenses
The Bank of Texas, N.A. receives compensation for its services in the form of quarterly administration fees and transaction fees. USGI voluntarily pays the quarterly administrative fees on behalf of the Plan. USGI paid plan administrative fees of $30,710 for the year ended December 31, 2009. Transaction fees relating to individual participant transactions, such as fund withdrawal fees and loan fees, are deducted from the respective participant’s account.
2. Summary of Accounting Policies
Basis of Accounting
The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Reclassifications
Certain prior year amounts have been reclassified to conform to the current year presentation.
Codification of Accounting Standards
The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“Codification” or “ASC”) 105, Generally Accepted Accounting Principles (“ASC 105”), defines the FASB ASC as the single source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. ASC 105 and the Codification are effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Codification has superseded all existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification is non-authoritative. The adoption of ASC 105 did not have an impact on the Plan’s financial statements.

U.S. Global Investors, Inc. 401(k) Plan
Notes to Financial Statements (Unaudited)
Subsequent Events
ASC 855, Subsequent Events (“ASC 855”), defines general standards of accounting for and disclosure of events that occur after the net assets available for benefits date, but before the financial statements are issued or are available to be issued. The Plan implemented the provisions of ASC 855 for the year ended December 31, 2009, and the implementation did not have a material impact on the Plan’s net assets available for benefits and changes in net assets available for benefits. The Plan evaluated for disclosure any subsequent events through the report issuance date and determined there were no material events that warrant disclosure.
Investment Valuation
The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6 for discussion of fair value measurements.
Income Recognition
Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.
Net appreciation (depreciation) in fair value of investments consists of net realized gains and losses on the sale of investments and net unrealized appreciation (depreciation) of investments.
Contributions
Employee contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants’ earnings. Matching Company contributions are recorded in the same period.
The discretionary Company profit-sharing contribution is funded annually, if made, and recorded in the applicable plan year.
Payment of Benefits
Benefits are recorded when paid.
New Accounting Pronouncements
In January 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-06, Improving Disclosures about Fair Value Measurements. This ASU will add new requirements for disclosures into and out of Levels 1 and 2 fair-value measurements and information on purchases, sales, issuances and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. It also clarifies existing fair value disclosures about the level of disaggregation, inputs and valuation techniques. Except for the detailed Level 3 reconciliation disclosures, the guidance in the ASU is effective for annual and interim reporting periods in fiscal years beginning after December 15, 2009. The new disclosures for Level 3 activity are effective for annual and interim reporting periods in fiscal years beginning after December 15, 2010. Management is currently evaluating the impact that adoption will have on the Plan’s financial statement disclosures.

U.S. Global Investors, Inc. 401(k) Plan
Notes to Financial Statements (Unaudited)
3. Plan Trustee
The Bank of Texas, N.A., a wholly owned subsidiary of BOK Financial Corporation (“BOKF”), is the Plan trustee and holds the Plan’s investments in trust. It also performs recordkeeping and certain administrative services for the Plan. The Bank of Texas, N.A. receives compensation from the Company for its services and certain transaction fees from participants.
4. Investments
The Plan’s investments, which are set forth in the following table, are held in a bank-administered trust fund. Investments that represent 5 percent or more of the Plan’s net assets available for benefits are identified with the * symbol.

	December 31,		December 31,
	2009		2008
U.S. Government Securities Savings Fund	$790,877	*	$720,712	*
Vanguard Intermediate-Term Treasury Fund	117,861		47,369
Fidelity Balanced Fund	77,769		12,046
All American Equity Fund	217,513		146,036
Holmes Growth Fund	431,657	*	298,532	*
Global MegaTrends Fund	101,386		43,112
Global Resources Fund	322,228		177,304
World Precious Minerals Fund	275,321		85,982
Gold and Precious Metals Fund	111,864		49,471
Eastern European Fund	325,222		147,537
Global Emerging Markets Fund	197,186		121,721
China Region Fund	228,454		150,527
Stock Fund	2,327,618	*	963,384	*
Profit Sharing Managed Pool[1]	874,304	*	711,869	*
Participant Loans	69,344		64,843

	$6,468,604		$3,740,445

[1]	Nonparticipant-directed
During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Year Ended
December 31, 2009
Mutual funds	$636,359
Stock Fund	1,427,358
Profit Sharing Managed Pool	216,560

$2,280,277

U.S. Global Investors, Inc. 401(k) Plan
Notes to Financial Statements (Unaudited)
5. Nonparticipant-Directed Investments
The Profit Sharing Managed Pool is a nonparticipant-directed investment managed by the Company. Information about the net assets and the significant components of the changes in net assets relating to the Profit Sharing Managed Pool is as follows:

	December 31,	December 31,
	2009	2008
Net Assets:
Mutual funds	$830,011	$686,313
Cash equivalent	44,291	25,393
Dividends receivable	2	163

	$874,304	$711,869

Year Ended
December 31, 2009
Changes in Net Assets:
Dividends	$2,863
Net appreciation	213,697
Net loan activity	(1,922)
Benefits paid to participants	(52,203)

$162,435

6. Fair Value Measurements
ASC 820, Fair Value Measurements and Disclosures, provides guidance for using fair value to measure assets and liabilities, defines fair value and establishes a framework for measuring fair value under GAAP. That framework provides a fair value hierarchy for disclosure of fair value measurements summarized as follows:
Level 1 – quoted prices in active markets for identical assets or liabilities
Level 2 – significant observable inputs (including quoted prices for similar assets and liabilities in active markets)
Level 3 – significant unobservable inputs (for example cash flow modeling inputs based on assumptions)
The level in the fair value hierarchy within which the asset or liability is categorized is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.
Mutual funds: Valued at the net asset value (“NAV”) of shares held at year-end. Assets are traded on an active market.
Stock Fund: Valued using quoted market price of stock, plus the value of any cash equivalent.

U.S. Global Investors, Inc. 401(k) Plan
Notes to Financial Statements (Unaudited)
Profit Sharing Managed Pool: Valued at the NAV of shares in mutual funds held at year-end, plus the value of any cash equivalent.
Participant loans: Valued at amortized (unpaid) cost, which approximates fair value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain instruments could result in a different fair value measurement at the reporting date.
The following table presents the Plan’s investments at fair value by level, within the fair value hierarchy, at December 31, 2009 and 2008:

	Investment Assets at Fair Value at December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds:
Fixed income funds	$908,738	$—	$—	$908,738
Balanced fund	77,769	—	—	77,769
Growth fund	431,657	—	—	431,657
Domestic equity fund	217,513	—	—	217,513
Resource funds	709,413	—	—	709,413
International equity funds	852,248	—	—	852,248

	3,197,338	—	—	3,197,338
Stock Fund	2,327,618	—	—	2,327,618
Profit Sharing Managed Pool	874,304	—	—	874,304
Participant loans	—	—	69,344	69,344

Total	$6,399,260	$—	$69,344	$6,468,604

	Investment Assets at Fair Value at December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds:
Fixed income funds	$768,081	$—	$—	$768,081
Balanced fund	12,046	—	—	12,046
Growth fund	298,532	—	—	298,532
Domestic equity fund	146,036	—	—	146,036
Resource funds	312,757	—	—	312,757
International equity funds	462,897	—	—	462,897

	2,000,349	—	—	2,000,349
Stock Fund	963,384	—	—	963,384
Profit Sharing Managed Pool	711,869	—	—	711,869
Participant loans	—	—	64,843	64,843

Total	$3,675,602	$—	$64,843	$3,740,445

U.S. Global Investors, Inc. 401(k) Plan
Notes to Financial Statements (Unaudited)
The participant loan balance as of December 31, 2009 and 2008 totaled $69,344 and $64,843, respectively. The changes in the fair value of the Plan’s Level 3 assets included participant loan issuances and repayments and totaled $4,501, net, for the year ended December 31, 2009.
There are no Plan liabilities required to be recorded at fair value at December 31, 2009.
7. Parties-in-Interest Transactions
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.
The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. Certain Plan investments are shares of mutual funds managed by USGI. Because USGI is the Plan administrator as defined by the Plan and the Plan sponsor, these transactions qualify as party-in-interest transactions. The Plan does not pay explicit fees for investment management services. Fees and expenses paid by the mutual funds are reflected as a reduction of the return earned on each fund.
The Stock Fund includes class A common stock of USGI, transactions in which qualify as party-in-interest transactions. Sales of 9,200 shares of USGI class A common stock for proceeds of $42,877 and purchases of 10,000 shares with an aggregate cost of $41,254 were made by the Stock Fund during 2009. The market value of USGI class A common stock held in the Stock Fund at December 31, 2009, was $2,284,490 (185,580 shares).
Participant loans are also considered party-in-interest transactions.
Because cash in the Plan is invested in a mutual fund managed by Cavanal Hill Investment Management, Inc., a wholly owned subsidiary of Bank of Oklahoma, N.A. (another wholly owned subsidiary of BOKF), these transactions qualify as party-in-interest transactions. The Plan does not pay explicit fees for investment in this mutual fund. Fees and expenses paid by the mutual fund are reflected as a reduction of the return earned on the fund.
8. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
9. Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated August 30, 2001, that the Plan and related trust are designed in accordance with applicable sections of the
Internal Revenue Code (“IRC”) and therefore exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
ASC 740, Income Taxes (“ASC 740”), prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected

U.S. Global Investors, Inc. 401(k) Plan
Notes to Financial Statements (Unaudited)
to be taken in a tax return as well as guidance on de-recognition, classification, interest and penalties and financial statement reporting disclosures. For these benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Plan implemented the provisions of ASC 740 during the year ended December 31, 2009. As the Plan is tax exempt and had no unrelated business taxable income, the implementation did not have an impact on the Plan’s financial statements. The Plan does not have any amounts relating to interest and penalties as of December 31, 2009.
10. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility risks. If parties to the financial instruments failed to perform, the maximum accounting loss incurred by the Plan would be the fair value of the investments as stated on the Statements of Net Assets Available for Benefits.
Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of these investments, it is possible that changes in risks in the near term could materially affect participants’ account balances and amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the U.S. Global Investors, Inc. 401(k) Plan has duly caused this annual report to be signed on behalf of the U.S. Global Investors, Inc. 401(k) Plan by the undersigned, thereunto duly authorized.

U.S. Global Investors, Inc. 401(k) Plan
Date: June 25, 2010	By:	/s/ Catherine A. Rademacher
		Name:	Catherine A. Rademacher
		Title:	Chief Financial Officer of U.S. Global Investors, Inc. Plan Administrator